UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announces results for the second quarter ended March 31, 2003.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

May 13, 2003

By:

/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
TUESDAY MAY 13, 2003

ANGIOTECH PHARMACEUTICALS, INC. ANNOUNCES RESULTS FOR THE SECOND QUARTER
ENDED MARCH 31, 2003

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) today reported financial results for the second quarter ended March 31, 2003. Amounts, unless specified otherwise, are in Canadian dollars.  At March 31, 2003, the exchange rate was approximately U.S. $1.00 = CDN $1.469.

TEXT OF Q2 LETTER TO SHAREHOLDERS

“With product launches in the European Union and a final countdown underway in the United States, the drug-eluting stent revolution is now becoming a reality and we are at the forefront of this medical breakthrough. While we have been recognized in the past for our focus on drug-coated medical devices, this past quarter provides evidence of a broader strategy, which includes our vision of drug-loading biomaterials.

At the end of January, we completed our most important corporate development to date, the acquisition of Cohesion Technologies, Inc. We welcome to Angiotech a first class research team and an impressive portfolio of biomaterials.  Our new colleagues from Palo Alto, California share our commitment to redefining the structure, performance, limitations and clinical outcomes of the device and biomaterial industry.  We have been pursuing this research for the past ten years and, with the combined strengths of Cohesion, we are strategically positioned to stay at the forefront of the next generation of drug-device products.

With the acquisition of Cohesion complete, I am delighted to welcome an outstanding research team led by Dr. George Daniloff, Cohesion’s General Manager and VP of Research.  We also welcome our new shareholders who supported Cohesion in its evolution as a leading biomaterials business.

The team responsible for integrating the operations of the two facilities has done a remarkable job. Within four weeks, the business development team, led by Jeanne M. Bertonis, our Chief Business Officer, executed a strategic alliance with Baxter Healthcare Corporation for worldwide (excluding Japan and certain other territories) sales, marketing, and distribution rights for CoSeal® and Adhibit™.  The alliance was further expanded to include manufacturing rights several weeks later.

Ross Erickson, joining us from Cohesion as our new VP of Operations, and his team were instrumental in the commencement of enrollment of a pulmonary sealant clinical trial in Europe.  A positive result will allow us to pursue further expansion of the product label to a broader population where there is a clinical need for surgical sealants.  Ross’ team has continued to do an outstanding job on the regulatory side, securing FDA and CE Mark approval for a new premixed formulation of CoSeal®, which is not only simpler for surgeons to use, but is an excellent platform for drug loading next generation products.

As we continue to advance our technology and protect our discoveries with a comprehensive intellectual property portfolio, our capacity to execute more acquisitions and strategic partnerships grows as well. Our technology has enabled us to develop strategic alliances with four global healthcare companies who are established leaders in the device and biomaterials industry.  The paclitaxel-eluting coronary stent is our first successful innovation developed through co-exclusive, worldwide licensing agreements with Boston Scientific Corporation and Cook, Inc.  Our alliances also extend to C.R. Bard, Inc. for the treatment of restenosis associated with peripheral bypass surgery, and most recently to Baxter Healthcare Corporation.  In addition, we are pleased to include Cohesion’s distributor of CoStasis®, United States Surgical/Tyco, as a corporate partner.

Our decision to form an alliance with Baxter is based on our view that, in order to maximize value from products like Adhibit™ and CoSeal®, these products should be licensed to a premiere global marketing and sales force, that can leverage value as quickly as possible in the product lifecycle.  We expect to see the benefits of this strategy with a revenue stream starting in the fourth fiscal quarter. As Baxter commences manufacturing of CoSeal® and Adhibit™, we expect that this will further reduce expenses associated with the acquisition over the next 18 months.

Thank you for your continued support.” – William L. Hunter, MD, MSc, President and CEO

CONDENSED FINANCIAL RESULTS

The assets, liabilities, revenues and expenses of Cohesion Technologies Inc. have been included in the consolidated financial statements from January 31, 2003 (the date of acquisition) and impact the consolidated results of operations for the current quarter and year to date.  In addition, we completed a 2 for 1 stock split of our common share capital in March 2003.  All loss per share amounts have been retroactively adjusted to give effect to the stock split.

The loss for the second quarter was $15.3 million ($0.46 loss per common share), as compared to a loss of $6.4 million ($0.21 loss per common share) in the second quarter of the prior year.  Revenue for the second quarter includes $2.7 million from sales of Cohesion’s approved products. In addition, we recognized $745,000 of deferred revenue related to upfront license fees and received approximately $31,000 in royalty revenue from one of our licensees on the commercial sales of drug-coated stents using our technology.

Research and development expenditures decreased to approximately $3.7 million during the quarter compared to $7.2 million for the same period in 2002. This decrease is primarily due to payment in the comparative period of milestones and royalty fees due to licensors upon receipt of milestone revenue, and the discontinuation of our Multiple Sclerosis program in fiscal 2002, which contributed toward the higher costs in the second quarter of fiscal 2002.  The decrease is net of increases related to Cohesion research and development costs, increased laboratory supply costs and increased preclinical expenditures. Selling, general and administrative expenses for the current quarter increased to approximately $6.5 million compared to $2.6 million for the same period in the prior year. The increase is primarily due to the inclusion of Cohesion’s sales and marketing and general and administration expenditures. Additional increases relate to operating and occupancy costs related to our new leasehold facility and increased personnel costs.  Amortization increased to $1.8 million compared to the same period in 2002 primarily due to the amortization of the identifiable intangible assets acquired in the acquisition of Cohesion.

Included in our reported loss for the quarter is a foreign exchange loss of approximately $6.5 million ($0.20 per common share) which is a result of the declining U.S. dollar on our U.S. dollar investment portfolio over the quarter. This compares to a foreign exchange gain of approximately $49,000 for the same period in 2002.  We maintain U.S. dollar cash and cash equivalents and short term investments to meet our anticipated U.S. dollar expenditures in future periods.  Investment and other income decreased by $255,000 compared to the prior year quarter due to the decline in market yields available on our short-term investments together with a decrease in the balance of cash and short-term investments.

The loss for the six month period was $21.2 million ($0.65 loss per common share), as compared to a loss of $9.6 million ($0.31 loss per common share) for the same period in the prior year.  Revenue for the second quarter is comprised of $2.7 million from sales of Cohesion approved products, deferred revenue related to upfront license fees and royalty revenue from one of our licensees on the commercial sales of drug-coated stents using our technology.  Cost of goods sold, relating to the Cohesion products, as a percentage of sales was approximately 25%. Cost of goods sold represents costs for the sale of the Cohesion products for the two month period from the acquisition date of January 31, 2003.  Our gross margin achieved in the second quarter related to the sale of Cohesion’s products may not be indicative of cost of goods sold in future periods.

Research and development costs for the six months ended March 31, 2003 of $6.2 million decreased from the prior year period by $3.8 million due to payment of milestones and royalties in the prior year period and the discontinuation of our Multiple Sclerosis program in fiscal 2002.  Selling, general and administration costs increased to $9.3 million for the six month period ending March 31, 2003 primarily due to the inclusion of Cohesion’s expenditures, including selling and marketing costs for approved products.

The loss for the six month period includes a foreign exchange loss of $6.9 million ($0.21 per common share) which is comprised of realized and unrealized foreign exchange losses on our U.S. dollar denominated assets.

At the end of the quarter, the Company's financial position was strong with available cash balances of approximately $112.7 million. Of that amount, approximately $86.9 million (U.S. $59.1 million) was denominated in U.S. currency.

In April 2003, we finalized a Distribution and License Agreement and a Manufacturing and Supply Agreement with Baxter Healthcare Corporation (“Baxter”).  These agreements entitle Baxter to worldwide (excluding Japan and certain other territories) sales, marketing, distribution and manufacturing rights for CoSeal® and Adhibit™.  We received an upfront fee of $11.6 million (U.S. $8 million) in April 2003 and we expect further milestone payments of approximately $22 million.  In addition, the agreements provide for royalty payments on product sales.  We have not concluded on the recognition of revenue in regards to the upfront fee, however, we expect that a portion of the fee will be recognized in the third quarter and that the remainder will be deferred and amortized over future periods.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,		Six Months Ended March 31,
(In thousands of CDN $, except per share data)	2003	2002	2003	2002

Revenue
Product sales	2,730	-	2,730	-
License and research contract fees	745	3,461	899	3,883
Royalty revenue	31	-	47	-
Total revenue	3,506	3,461	3,676	3,883

Expenses
Cost of goods sold –product sales	673	-	673	-
Research and development	3,712	7,245	6,197	9,971
Selling, general and administration	6,535	2,600	9,258	5,076
Amortization	1,816	813	2,888	1,568
Operating loss	(9,230)	(7,197)	(15,340)	(12,732)

Foreign exchange (loss) gain	(6,519)	49	(6,934)	1,090
Investment and other income	482	737	1,096	2,020
Interest expense –capital lease	(28)	-	(28)	-
Loss for the period	(15,295)	(6,411)	(21,206)	(9,622)
Basic and diluted loss per share	(0.46)	(0.21)	(0.65)	(0.31)
Weighted average shares outstanding (in thousands)	33,346	31,196	32,420	31,154

ANGIOTECH PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands of CDN $)	March 31, 2003	September 30, 2002

Assets
Current assets: Cash and short-term investments	112,665	136,350
Other current assets	7,354	1,570
Total current assets	120,019	137,920

Capital assets, net	13,728	8,958
Intangible assets, net	37,710	4,687
Goodwill	36,081	-
Other assets	2,608	-
	210,146	151,565

Liabilities and Shareholders' Equity
Accounts payable and accrued liabilities	6,417	8,898
Deferred revenue	1,094	718
Capital lease obligation	1,563	-
Deferred leasehold inducements	2,869	2,537
Future income tax liability	4,100	-
Shareholder' equity	194,103	139,412
	210,146	151,565

This press release contains the condensed financial statements. If you require a copy of Angiotech's unaudited interim consolidated financial statements for the quarter ended March 31, 2003, please contact the Company or visit our website at www.angiotech.com.

A conference call on Angiotech's 2nd Quarter Financials will be held on Tuesday, May 13, 2003 at 2 PM PST (5 PM EST). The call will be webcast on Angiotech’s website at www.angiotech.com under Investor Relations or by dialing toll-free at (800) 440-1782. Please note this is an analyst call and at the end of the presentation we will invite questions from the analysts only. A recording of the call will be available until May 20, 2003 by calling (800) 558-5253 and entering Access Code 21144059.

Statements in this press release regarding future financial and operating results of the combination of Angiotech and Cohesion, benefits and synergies of the combination, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or Cohesion managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability of Angiotech to successfully integrate Cohesion's operations and employees; the inability to realize anticipated synergies and cost savings; the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; general economic and business conditions, both nationally and in regions in which Angiotech operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against Angiotech or Cohesion; other factors referenced in Angiotech's and Cohesion's regulatory filings with the United States Securities and Exchange Commission or the Canadian securities regulators and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and Cohesion disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Company Contacts:

Ian Harper (Investors) ext.6996

Rui Avelar (Media) ext. 6901

Phone: (604) 221-7676